EXHIBIT 99.10

CONSENT OF EXPERT

To:	United States Securities and Exchange Commission

Re:	Fury of Gold Mines Limited (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2022 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2022 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2022 (the “MD&A”). The Annual Report is incorporated by reference into the Company’s registration statement on Form F-10 registration statement, as amended (SEC No. 333-255676) (the “Registration Statement”).

The undersigned hereby consents to references to the undersigned’s name and involvement in connection with the AIF and the MD&A, each of which are incorporated into the Annual Report and the Registration Statement, and to the inclusion and incorporation by reference of the technical disclosure reviewed by the undersigned in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 24 day of March, 2023

/s/ “Bryan Atkinson”

Bryan Atkinson, P.Geol.